Via Facsimile and U.S. Mail
Mail Stop 6010

November 28, 2007

Mr. Stephen L. Clanton
Chief Financial Officer
American HomePatient, Inc.
5200 Maryland Way, Suite 400
Brentwood, TN 37027-5018

Re: American HomePatient, Inc.
Form 10-Q for the Period Ended June 30, 2007
Filed August 3, 2007
File No. 000-19532

Dear Mr. Clanton:

We have completed our review of your Form 10-Q for the period ended June 30, 2007 and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief